SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                              SEC File No.: 0-12500

                           NOTIFICATION OF LATE FILING

                                   (Check One)

       [x] Form 10-KSB     [ ] Form 11-K     [ ] Form 20-F     [ ]Form 10-Q

                                 [ ] Form N-SAR

                     For the Period Ended: December 31, 1998

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _______________________


                         PART I. REGISTRANT INFORMATION

                      Full Name of Registrant: ISRAMCO, INC

                         Address of Principal Executive
           Office (Street and Number): 1770 St. James Place, Suite 607

                 City, State and Zip Code: Houston, Texas, 77056


                        PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed in reasonable detail without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[x] (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date: the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     The Registrant is unable to file its annual report on Form 10-KSB for the year ended on December 31, 1998 (the "Annual Report") by the prescribed date of March 31, 1999 without unreasonable effort or expense due to unforeseen circumstances encountered in closing and consolidating with its subsidiaries the Registrant's books and records for the year ended December 31, 1998. The delay was occasioned, in part, by the change in the Company's auditors. The registrant intends to file the Annual Report on or prior to April 15, 1999.


                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Monroe Cutler                     713                      621-3882
          (Name)                      (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [ x ] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                       [ x ] Yes     [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that it will report a net loss of approximately $813,000 ($0.30 basic and diluted per share) in 1998 compared to a net loss of $14,000 ($0.01 basic and diluted per share) in 1997.

     The net loss during 1998 compared to 1997 is primarily the result of a loss attributable to marketable securities (an estimated loss of $972,000 in 1998 compared to $272,000 in 1997) and an increase in the provision made for the impairment of oil and gas properties (an estimated provision of $571,000 in 1998 compared to $12,000 in 1997).

                                  ISRAMCO, INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 1999               By: /s/ Haim Tsuf

                                       ------------------------------
                                       Chairman of Board and
                                       Chief Executive Officer

                                    Attention

     Intentional   misstatements  or  omissions  of  fact  constitute   criminal
     violations (See 18 U.S.C. 1001)